Holdco Nuvo Group D.G Ltd.

94 Yigal Alon St.

Tel Aviv, Israel 6789155

July 25, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Juan Grana and Abby Adams

RE:	Holdco Nuvo Group D.G Ltd. (the “Company”)

Registration Statement on Form F-1 (the “Registration Statement”)

Filed May 24, 2024

File No. 333-279737

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 24, 2024, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:30 p.m., Eastern Time, on July 25, 2024, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby withdraw our request for acceleration of the effective date until further notice from the Company.

[Signature page follows]

Very truly yours,

Holdco Nuvo Group D.G Ltd.

By:	/s/ Robert Powell
Name: Robert Powell
Title: Chief Executive Officer